UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)
                                -----------------

                        SOUNDVIEW TECHNOLOGY GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    977383108
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 12, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

977383108                                                          Page  2 of 10


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

977383108                                                          Page  3 of 10


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 61, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

977383108                                                          Page  4 of 10


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

977383108                                                          Page  5 of 10


ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 3 ("Amendment No. 3") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of October 25, 2000, as amended by Amendment No. 1 thereto, dated as of August 30, 2001, and as amended by Amendment No. 2 thereto, dated as of December 6, 2001, with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of SoundView Technology Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1700 East Putnam Avenue, Old Greenwich, CT 06870.

ITEM 2.  IDENTITY AND BACKGROUND.

ITEM 2 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 61, L.P., a Delaware limited partnership ("GAP 61") and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP and GAP 61, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The general partner of GAP 61 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter L.S. Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). The GAP Managing Members (other than Messrs. Esser, McMorris and Trahanas) are also the general partners of GAPCO II. The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Lansing, Tinsley, Wendelstadt and
Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 11600 Sunrise Valley Drive, Reston, Virginia 20191. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 04862. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

UNCHANGED

ITEM 4.  PURPOSE OF TRANSACTION.

ITEM 4 IS HEREBY AMENDED AND SUPPLEMENTED BY THE ADDITION OF THE FOLLOWING:

This Amendment No. 3 is being filed as a result of the acceptance for payment by Shakespeare Merger Corporation (the "Purchaser"), a wholly owned subsidiary of The Charles Schwab Corporation, of all shares of Common Stock validly tendered pursuant to the Purchaser's cash tender offer to acquire all of the outstanding shares of Common Stock at a price of $15.50 per share (the foregoing, the "Tender Acceptance").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

(a) As of the date hereof, as a result of the Tender Acceptance, GAP, GAP 61 and GAPCO II each own of record no shares of Common Stock, respectively, or 0%, respectively, of the Company's issued and outstanding shares of Common Stock.

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of no shares of Common Stock.

977383108                                                          Page  6 of 10


(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) On January 12, 2004, as a result of the Tender Acceptance, the Reporting Persons ceased to be the beneficial owner of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

UNCHANGED

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Power of Attorney dated January 4, 2004, appointing Thomas J. Murphy Attorney-In-Fact for GAP.

                  Exhibit 3: Power of Attorney dated January 4, 2004, appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II.

977383108                                                          Page  7 of 10


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 13, 2004

                                   GENERAL ATLANTIC PARTNERS, LLC


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 61, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact